

July 6, 2012

<u>Via E-mail</u>
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re: China Yida Holding, Co.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed June 4, 2012**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

We issued comments to you on the above captioned filings on June 14, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 20, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dean Suehiro, Staff Accountant at (202) 551-3458 or Robert Littlepage, Accountant Branch Chief at (202) 551-3705 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3702 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.